February 14, 2019

Julien Fran ois
Chief Financial Officer
Western Copper and Gold Corporation
1040 West Georgia Street, 15th Floor
Vancouver, BC V6E 4H1
Canada

       Re: Western Copper and Gold Corporation
           Form 40-F for Fiscal Year Ended December 31, 2017
           Filed March 22, 2018
           File No. 001-35075

Dear Mr. Fran ois:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining